William C. Horne

410 Lancaster Avenue, Apartment #103, Haverford, PA 19041
Mobile / text: 770-841-0029 ● William.C.Horne@gmail.com
www.linkedin.com/in/billhorne1/

EMPLOYMENT HISTORY

EGAN-JONES RATINGS CO., Haverford, PA **2015 - Present**
Designated Compliance Officer

CONSULTANT, Alpharetta, GA **2012 - 2015**

CALDWELL & ORKIN, INC., Norcross, GA **1996 - 2012**
SEC-Registered Investment Adviser, manager of The Caldwell & Orkin Funds, Inc.
Chief Compliance Officer, 1998 to 2012
Director of Sales, Marketing & Client Services, 1996 to 2012

THE CALDWELL & ORKIN FUNDS, INC.
Registered Investment Company traded as the Caldwell & Orkin Market Opportunity Fund (COAGX)
Chief Compliance Officer, 2004 to 2012
Treasurer, 2006 to 2010

SIVACO/NATIONAL WIRE GROUP, Atlanta, GA **1994 - 1996**
Corporate Financial Analyst

WIRE & CABLE SPECIALTIES CORPORATION, Norcross, GA **1992 - 1994**
Financial Consultant

ATEX, INC. (a subsidiary of the Eastman Kodak Company), Boston, MA **1985 - 1992**
Operations Controller, U.S. Subsidiary

KEYCOM ELECTRONIC PUBLISHING, Schaumburg, IL **1981 - 1985**
Managing Editor - Videotex

CHELEY COLORADO CAMPS, Estes Park, CO, www.Cheley.com **Summers 1979 & 1981**
Wrangler & Camp Photographer

JOHN AUSTIN CHELEY FOUNDATION, Denver, CO, www.CheleyFoundation.org **2003 - 2009**
Volunteer Trustee & Treasurer

POST-SECONDARY EDUCATION

VANDERBILT UNIVERSITY, Nashville, TN **1980**
B.A. Psychology, minors in Russian Language and East Asian History.

PUSHKIN INSTITUTE, Moscow, USSR **May 1980**
Vanderbilt-in-Russia 5-week intensive Russian language study-abroad program.

Series 6, 63 and 26 FINRA registrations (expired 9/30/2014), CRD# 2808480. Advanced proficiency with Microsoft Office, Adobe Acrobat, Advent Axys, QuickBooks, FactSet & SMARSH. GA Notary.

EMPLOYMENT STATUS WITH THE NRSRO

Full-Time